EXHIBIT 99.4

FORM OF LETTER TO CLIENTS OF BROKERS AND OTHER NOMINEE HOLDERS

PRO-DEX, INC.

Subscription Rights to Purchase Shares of Common Stock

Offered Pursuant to Subscription Rights

Distributed to Shareholders

of Pro-Dex, Inc.

[●], 2014

To Our Clients:

Enclosed for your consideration are a prospectus, dated [●], 2014 (the “Prospectus”), and the “Instructions as to Use of Pro-Dex, Inc. Non-Transferable Subscription Rights Certificates” relating to the rights offering by Pro-Dex, Inc., a Colorado corporation (the “Company”), of shares of its common stock, no par value per share, pursuant to non-transferable subscription rights distributed to all shareholders of record of the Company at 5:00 p.m., New York City time, on March 20, 2014 (the “Record Date”). The subscription rights and common stock are described in the Prospectus.

In the rights offering, the Company is offering an aggregate of 1,473,684 shares of its common stock, as described in the Prospectus.

The subscription rights will expire if not exercised prior to 5:00 p.m., New York City time, on April 25, 2014 (the “Expiration Time”).

As described in the Prospectus, you will receive 0.44075 subscription rights for each share of common stock owned at 5:00 p.m., New York City time, on the Record Date. Each whole subscription right will allow you to subscribe for one (1) share of common stock (the “subscription privilege”) at the cash price of $1.90 per full share (the “subscription price”). For example, if you owned 1,000 shares of common stock as of 5:00 p.m., New York City time, on the Record Date, you would receive 440.75 subscription rights and would have the right to purchase 440 shares of common stock (rounded down to the nearest whole share, with the total subscription payment being adjusted accordingly, as discussed below) at the subscription price.

In connection with the rights offering, we have entered into a Standby Purchase Agreement with AO Partners, LLC (together with its permitted designees under the Standby Purchase Agreement, “AO Partners”) and Farnam Street Capital, Inc. (together with its permitted designees under the Standby Purchase Agreement, “Farnam Street Capital”). If any subscription rights remain unexercised after the expiration of the rights offering, AO Partners and Farnam Street Capital (the “Standby Purchasers”) have agreed to purchase, at the subscription price, in a private transaction separate from the rights offering, any and all shares of common stock not subscribed for by the Company’s shareholders pursuant to the exercise of their subscription privileges (subject to reduction as a result of Tax Attribute Considerations as described in the Prospectus). No fees or other consideration will be paid by the Company to the Standby Purchasers in exchange for its commitment to purchase any and all unsubscribed shares of common stock following the rights offering.

The subscription rights are evidenced by a Non-Transferable Subscription Rights Certificate issued to shareholders of record and will cease to have any value at the Expiration Time.

THE MATERIALS ENCLOSED ARE BEING FORWARDED TO YOU AS THE BENEFICIAL OWNER OF COMMON STOCK CARRIED BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. THE SUBSCRIPTION RIGHTS MAY BE EXERCISED ONLY BY US AS THE RECORD OWNER AND PURSUANT TO YOUR INSTRUCTIONS.

Accordingly, we request instructions as to whether you wish us to elect to subscribe for any shares of common stock to which you are entitled pursuant to the terms and subject to the conditions set forth in the Prospectus. However, we urge you to read the document carefully before instructing us to exercise your subscription rights.

If you wish to have us, on your behalf, exercise the subscription rights for any shares of common stock to which you are entitled, please so instruct us by completing, executing and returning to us the Beneficial Owner Election form.

Your Beneficial Owner Election form to us should be forwarded as promptly as possible in order to permit us to exercise your subscription rights on your behalf in accordance with the provisions of the rights offering. The rights offering will expire at the Expiration Time. Please contact us for our deadline with respect to your submission of the Beneficial Owner Election form. Once you have exercised your subscription privilege, such exercise may not be revoked, even if you later learn information that you consider to be unfavorable to the exercise of your subscription rights.

Additional copies of the enclosed materials may be obtained from Broadridge Corporate Issuer Solutions, Inc., the subscription agent for the rights offering, by calling (855) 793-5068 (toll free). Any questions or requests for assistance concerning the rights offering should be directed to the subscription agent.

Very truly yours,